June 11, 2020

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Innovator ETFs Trust

Post-Effective Amendment No. 324

(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator MSCI EAFE Power Buffer ETF™ – February, Innovator MSCI Emerging Markets Power Buffer ETF™ – February, Innovator Russell 2000 Power Buffer ETF™ – February and Innovator Nasdaq-100 Power Buffer ETF™ – February (collectively the “Funds”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of the Post-Effective Amendment No. 324 originally filed with the Securities and Exchange Commission on January 28, 2020. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

Bruce Bond

President